UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission file number: 001-41842

Abivax SA
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

7-11 boulevard Haussmann
75009 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

On March 24, 2025, Abivax SA (the "Registrant") issued a press release announcing its full-year financial results as of December 31, 2024, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit 99.1	Press release, dated March 24, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Abivax SA (Registrant)

Date: March 24, 2025	/s/ Marc de Garidel
Chief Executive Officer